Mail Stop 3561

June 19, 2006

Via US Mail and Facsimile

Mr. Luiz Fernando Ziegler de Saint Edmond
Chief Executive Officer for Latin America
Mr. Joao Mauricio Giffoni de Castro Neves
Chief Financial Officer
Companhia De Bebidas Das Americas-Ambev
Rua Dr. Renato Paes de Barros, 1017 – 4th Floor
04530-001 Sao Paulo, SP
Federative Republic of Brazil

> **Re:** **American Beverage Company-AmBev**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **File No. 001-15194**

Dear Sirs:

The purpose of this letter is to advise you that we cannot complete our review of your filing on Form 20-F for December 31, 2004 until we receive all the information we requested in our conference call held on February 3, 2006. While we acknowledge your effort to provide us clarifying information in your letter dated March 31, 2006, that response is incomplete in these two important respects.

1. First, you were to provide a clear statement to us expressing your view that, under US GAAP, the InBev-AmBev transactions did <u>not</u> result in InBev acquiring control over AmBev. If you no longer hold that view, you should state so and explain how that impacts your accounting conclusion.

2. Secondly, you were to provide draft revised disclosures that comprehensively describe, in plain English, the InBev-AmBev transactions (including the events that led up to the transactions, the US GAAP accounting treatment for the transactions, and how you considered each of the factors described under paragraph 17 of SFAS 141). Also, the revised disclosures should include your assertion that InBev did not acquire control over AmBev, assuming you continue to hold this view.

Since your March 31$^{st}$ letter was not fully responsive to our request, we have attempted to address this matter by speaking with Mr. Lucas Lira on March 31$^{st}$ and Mr. Douglas Barton of Deloitte & Touche on April 20$^{th}$. At this point, we have not received any further response.

We encourage you to take this matter seriously by responding fully within 15 calendar days from the date of this letter. Before sending us your response, you should review it with a representative from Deloitte & Touche and provide us the name of that representative. Until we receive a satisfactory response, we will consider this accounting issue unresolved and your Form 20-F disclosures deficient.

Please file your response letter on EDGAR as a correspondence file. You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions concerning this matter.

Sincerely,

Michael Moran
Branch Chief

cc: Douglas Barton, Deloitte & Touche LLP – National Office, San Francisco
Mary Kosterlitz, U. S. Securities and Exchange Commission, Division of
Corporation Finance, Office of Enforcement Liaison